Filed Pursuant to Rule 424(b)(3)
Registration No. 333-122639

Subject to Completion

Preliminary Pricing Supplement dated March 11, 2005

PRICING SUPPLEMENT (To prospectus supplement and prospectus dated February 25, 2005) Pricing Supplement Number:

1,000,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Callable Range Accrual Notes

Linked to 6-Month United States Dollar LIBOR

due March     , 2012

(the “Notes”)

$10 principal amount per unit

The Notes:

•     The Notes are designed for investors who believe that 6-month United States dollar LIBOR will remain within the ranges described below over the term of the Notes and are willing to risk receiving no interest on the Notes for each day that 6-month
United States dollar LIBOR does not remain within those ranges, and possibly no interest for the entire term of the Notes.

•     We may call the Notes on any interest payment date beginning September     , 2005 through and including December     , 2011.

•     The Notes will be 100% principal protected on the maturity date or call date.

•     We will pay interest on the $10 principal amount of each unit quarterly, beginning June     , 2005, at a rate expected to be between 6.00% and 6.50% per year for each day that 6-month United States dollar LIBOR remains within the ranges described below.

•     For each annual period from and including the applicable anniversary of the date the Notes are issued to the public to but excluding the immediately succeeding anniversary of that date, or, in the case of the first annual period, from and including the date the Notes are issued to the public to but excluding the first anniversary of that date, the applicable LIBOR range will be as follows:

       Year 1: 0.0% < 6-month United States dollar LIBOR ≤4.5%

       Year 2: 0.0% < 6-month United States dollar LIBOR ≤5.0%

       Year 3: 0.0% < 6-month United States dollar LIBOR ≤5.5%

       Year 4: 0.0% < 6-month United States dollar LIBOR ≤6.5%

       Year 5: 0.0% < 6-month United States dollar LIBOR ≤7.0%

       Year 6: 0.0% < 6-month United States dollar LIBOR ≤7.0%

       Year 7: 0.0% < 6-month United States dollar LIBOR ≤7.0%

•     The Notes will not be listed on any securities exchange.

•     The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C” and will have the CUSIP No.:            .

•     Expected issue date: March     , 2005.

Payment on the maturity date or call date:

•     The amount you receive on the maturity date or call date per unit will equal the $10 principal amount per unit plus any accrued and unpaid interest up to but excluding the maturity date or call date, as applicable.

Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section of this pricing supplement and the accompanying prospectus supplement.

	Per Unit	Total
Public offering price(1)	$10.00	$
Underwriting discount	$	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$	$

(1) The public offering price and the underwriting fee for any single transaction to purchase units or more will be $ per unit and $ per unit, respectively.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is March     , 2005.

Prospectus Supplement

Prospectus

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the Callable Range Accrual Notes Linked to 6-month United States Dollar LIBOR due March     , 2012 (the “Notes”). You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section of this pricing supplement and the accompanying prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on March     , 2012, unless called by us as described in this pricing supplement.

Each unit will represent a single Note with a $10 principal amount. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of the Debt Securities— Depositary” in the accompanying prospectus.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying prospectus supplement.

What will I receive on the maturity date of the Notes?

Unless we have previously called the Notes, on the maturity date, you will receive a cash payment per unit equal to the $10 principal amount per unit plus any accrued and unpaid interest up to but excluding the maturity date.

Will I receive interest payments on the Notes?

Interest on the Notes will accrue for each day that 6-month United States dollar LIBOR remains within the applicable LIBOR Range at a rate expected to be between 6.00% and 6.50% per year on the $10 principal amount of each unit from and including March     , 2005 to but excluding the maturity date or call date. We will determine the actual rate at which interest will accrue on the Notes on the date the Notes are priced for initial sale to the public and disclose it to you in the final pricing supplement delivered in connection with sales of the Notes. You will receive quarterly payments of any accrued and unpaid interest on March     , June     , September      and December      of each year, beginning June     , 2005. If any interest payment date is not a business day, you will receive payment of any accrued and unpaid interest on the following business day. For examples of interest payment calculations, please see the section entitled “Description of the Notes—Hypothetical interest payments” in this pricing supplement.

For each annual period from and including the applicable anniversary of the date the Notes are issued to the public to but excluding the immediately succeeding anniversary of that date, or, in the case of the first annual period, from and including the date the Notes are issued to the public to but excluding the first anniversary of that date, the applicable “LIBOR Range” will be as follows:

Year 1: 0.0% < 6-month United States dollar LIBOR ≤4.5%

Year 2: 0.0% < 6-month United States dollar LIBOR ≤5.0%

Year 3: 0.0% < 6-month United States dollar LIBOR ≤5.5%

Year 4: 0.0% < 6-month United States dollar LIBOR ≤6.5%

Year 5: 0.0% < 6-month United States dollar LIBOR ≤7.0%

Year 6: 0.0% < 6-month United States dollar LIBOR ≤7.0%

Year 7: 0.0% < 6-month United States dollar LIBOR ≤7.0%

For each calendar day that 6-month United States dollar LIBOR is not within the applicable LIBOR Range during the term of the Notes, you will not receive any interest.

Except as described below, Merrill Lynch Capital Services, Inc., as calculation agent (the “Calculation Agent”), will determine 6-month United States dollar LIBOR for each London banking day as described in the section entitled “Description of the Notes—Interest” in this pricing supplement.

For purposes of determining whether 6-month United States dollar LIBOR is within the applicable LIBOR Range on any calendar day that is not a London banking day, 6-month United States dollar LIBOR for that day will be deemed to be 6-month United States dollar LIBOR as determined on the immediately preceding London banking day. For purposes of determining whether 6-month United States dollar LIBOR is within the applicable LIBOR Range on any calendar day during the time period ranging from the seventh scheduled London banking day preceding the end of a quarterly interest period through and including the last day of that period, 6-month United States dollar LIBOR for each day during that period will be deemed to be 6-month United States dollar LIBOR as determined on the seventh scheduled London banking day preceding the end of that period.

For more specific information about the payment of interest on the Notes, please see the section entitled “Description of the Notes—Interest” in this pricing supplement.

How has 6-month United States dollar LIBOR performed historically?

We have included a graph showing the levels of 6-month United States dollar LIBOR on the last business day of each year from 1986 through 2004. In addition, we have included a table and a graph showing the historical month-end levels of 6-month United States dollar LIBOR from January 2000 through February 2005. We have provided this information to help you evaluate the behavior of 6-month United States dollar LIBOR in various economic environments; however, this information is not necessarily indicative of how 6-month United States dollar LIBOR will perform in the future.

How does the call feature work?

We may call the Notes, in whole but not in part, for an amount equal to the Call Price on any interest payment date beginning on September     , 2005 through and including December     , 2011 (the day on which the call occurs, if any, being the “Call Date”) by giving notice to the trustee of the Notes at least ten business days prior to the Call Date. The notice to the trustee will specify the Call Date and the Call Price. The trustee will provide notice of the call election to the registered holders of the Notes, specifying the Call Date and Call Price. If we elect to exercise our call option, the Call Date and the Call Price will be disclosed to DTC, or its nominee, while the Notes are held by DTC as depositary. So long as DTC, or its nominee, is the registered holder of the Notes, notice of our election to exercise the call option will be forwarded as described in the section entitled “Description of Debt Securities—Book-Entry Notes” in the accompanying prospectus.

The “Call Price” will equal an amount per unit equal to the $10 principal amount per unit plus any accrued and unpaid interest up to but excluding the Call Date.

What about taxes?

Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual interest payments on the Notes will be, or that the actual interest payments will even exceed zero. We have

determined that this estimated yield will equal         % per year, compounded quarterly. For further information, please see the section entitled “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a securities exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price you receive for your Notes upon any sale prior to the maturity date or call date. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop” in this pricing supplement.

What is the role of MLPF&S?

Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell the Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

What is the role of Merrill Lynch Capital Services, Inc.?

Merrill Lynch Capital Services, Inc. will serve as Calculation Agent for purposes of calculating, among other things, the amount payable to you on each interest payment date and on the maturity date or the Call Date. Under certain circumstances, these duties could result in a conflict of interest between Merrill Lynch Capital Services, Inc. as our subsidiary and its responsibilities as calculation agent.

Who is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiary and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read the other documents we have filed with the Securities and Exchange Commission, which you can find by referring to the section “Where You Can Find More Information” in the accompanying prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks before deciding whether an investment in the Notes is suitable for you.

You may not earn a return on your investment

If on any day 6-month United States dollar LIBOR is outside of the applicable LIBOR Range, you will not accrue or receive any interest payments for that day on your Notes on the succeeding interest payment date. If 6-month United States dollar LIBOR is outside of the applicable LIBOR Range on each day during a given quarterly interest accrual period, you will not receive any interest payments on your Notes on the succeeding interest payment date. In addition, the possibility exists that 6-month United States dollar LIBOR will be outside of the applicable LIBOR Range on each day during the entire term of the Notes, in which case you would not receive any interest payments on your Notes on any interest payment date and will only receive the $10 principal amount per unit on the maturity date.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

The Notes are subject to being called at our option

We may call the Notes, in whole but not in part, on any interest payment date beginning September     , 2005 through and including December     , 2011. In the event that we elect to call the Notes, you will receive only the $10 principal amount of your Notes per unit plus any accrued and unpaid interest up to but excluding the Call Date. You should expect that we are likely to call the Notes if, in our judgment, 6-month United States dollar LIBOR is likely to remain within the applicable LIBOR Ranges for a substantial portion of the remaining term of the Notes. You should further expect that we are unlikely to call the Notes if, in our judgment, 6 month United States dollar LIBOR is not likely to remain within the applicable LIBOR Ranges for a substantial portion of the remaining term of the Notes.

The potential for a Note to trade above its principal amount is limited

As a result of our ability to call the Notes, we believe that the potential for the Notes to trade at a level that exceeds the $10 principal amount per unit is extremely limited.

A trading market for the Notes is not expected to develop

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

The trading value of the Notes will be affected more by increases in the level of LIBOR than by decreases

While the trading value of the Notes is generally expected to decrease if interest rates increase, and to increase if interest rates decrease, we expect that the trading value of the Notes will decrease more substantially in a rising interest rate environment than the trading value of the Notes would increase in a declining interest rate environment.

The potential for an above-market interest rate may affect the trading value of the Notes

The potential for the Notes to pay an above-market interest rate (as compared to traditional interest-bearing callable debt securities) may cause the trading value of the Notes to be highly volatile.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in volatility of the level of 6-month United States dollar LIBOR may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as a decrease in the level of 6-month United States dollar LIBOR. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The level of 6-month United States dollar LIBOR is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on whether 6-month United States dollar LIBOR is within the applicable LIBOR Range. However, if you choose to sell your Notes when 6-month United States dollar LIBOR is within the applicable LIBOR Range, you may receive substantially less than the amount that would be payable on the maturity date based on that rate because of the expectation that 6-month United States dollar LIBOR will continue to fluctuate until the amount payable on the maturity date is determined. If you choose to sell your Notes when 6-month United States dollar LIBOR is not within, or not sufficiently within, the applicable LIBOR Range, you may receive less than the $10 principal amount per unit.

Changes in the volatility of the level of 6-month United States dollar LIBOR are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the level of 6-month United States dollar LIBOR increases, we expect the trading value of the Notes to decrease and, conversely, if the volatility of the level of 6-month United States dollar LIBOR decreases, we expect the trading value of the Notes to increase.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because your return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Potential conflicts

Our subsidiary Merrill Lynch Capital Services, Inc. is our agent for the purposes of, among other things, determining the amount payable to you on each interest payment date and on the maturity date or Call Date. Under certain circumstances, Merrill Lynch Capital Services, Inc. as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether 6-month United States dollar LIBOR can be obtained on a particular calendar day, or in connection with judgments that it would be required to make in the event that 6-month United States dollar LIBOR is unavailable. Merrill Lynch Capital Services, Inc. is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control Merrill Lynch Capital Services, Inc., potential conflicts of interest could arise.

We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay the amounts due on the Notes. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

Tax consequences

You should consider the tax consequences of investing in the Notes. Please see the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior debt securities entitled “Medium-Term Notes, Series C” under the 1983 Indenture, which is more fully described in the accompanying prospectus. Unless called by us, the Notes will mature on March     , 2012. Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is                     .

The Notes may be called by ML&Co. as described in this pricing supplement, but are not subject to repayment at the option of any holder before the stated maturity date except as described below. If an Event of Default occurs with respect to the Notes, holders of the Notes may accelerate the maturity of the Notes, as described under “—Events of Default and Acceleration” in this pricing supplement and “Description of Debt Securities—Events of Default” in the accompanying prospectus.

ML&Co. will issue the Notes in denominations of whole units each with a $10 principal amount per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section “Description of the Debt Securities—Depositary” in the accompanying prospectus.

The Notes will not have the benefit of any sinking fund.

Payment on the maturity date

Unless we have previously called the Notes, on the maturity date a holder of a Note will be entitled to receive a cash payment per unit equal to the $10 principal amount per unit plus any accrued and unpaid interest up to but excluding the maturity date. If the maturity date is not a Business Day, we will make the required payment of principal and interest on the following Business Day and no additional interest will accrue as a result of the delay.

Interest

Interest on the Notes will accrue during each Range Period at a rate per year equal to the product of (i) a fixed percentage expected to be between 6.00% and 6.50% per year (the “Fixed Percentage”) and (ii) the Variable Accrual Factor. We will determine the actual Fixed Percentage on the date the Notes are priced for initial sale to the public and disclose it to you in the final pricing supplement delivered in connection with sales of the Notes. We will pay any interest on the Notes in cash quarterly in arrears on March     , June     , September      and December      of each year, beginning June     , 2005. We will pay this interest to the persons in whose names the Notes are registered at the close of business on the immediately preceding March     , June     , September      and December     , respectively, whether or not a Business Day. Upon maturity or if called, the final payment of interest will be paid to the person to whom we pay the $10 principal amount per unit. Interest on the Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. If any interest payment date is not a Business Day, you will receive payment of any accrued and unpaid interest on the following Business Day and no additional interest will accrue as a result of the delay.

The “Variable Accrual Factor” will be a fraction, the numerator of which is equal to the number of calendar days during any Range Period on which 6-month United States dollar LIBOR remains within the applicable LIBOR Range and the denominator of which is equal to the number of calendar days during that Range Period. The Variable Accrual Factor may have a value equal to zero for any Range Period.

A “Range Period” means each period from and including an interest payment date or the date the Notes are issued to the public, as applicable, to but excluding the immediately succeeding interest payment date.

For each annual period from and including the applicable anniversary of the date the Notes are issued to the public to but excluding the immediately succeeding anniversary of that date, or, in the case of the first annual period, from and including the date the Notes are issued to the public to but excluding the first anniversary of that date, the applicable “LIBOR Range” will be as follows:

Year 1: 0.0% < 6-month United States dollar LIBOR ≤4.5%

Year 2: 0.0% < 6-month United States dollar LIBOR ≤5.0%

Year 3: 0.0% < 6-month United States dollar LIBOR ≤5.5%

Year 4: 0.0% < 6-month United States dollar LIBOR ≤6.5%

Year 5: 0.0% < 6-month United States dollar LIBOR ≤7.0%

Year 6: 0.0% < 6-month United States dollar LIBOR ≤7.0%

Year 7: 0.0% < 6-month United States dollar LIBOR ≤7.0%

For each calendar day that 6-month United States dollar LIBOR is not within the the applicable LIBOR Range during the term of the Notes, you will not receive any interest.

Except as described below, Merrill Lynch Capital Services, Inc., as calculation agent (the “Calculation Agent”), will determine 6-month United States dollar LIBOR for each London Banking Day as described in the accompanying prospectus supplement in the section entitled “Description of the Notes—Interest”.

For purposes of determining whether 6-month United States dollar LIBOR is within the applicable LIBOR Range on any calendar day that is not a London Banking Day (as defined in the accompanying prospectus supplement), 6-month United States dollar LIBOR for that day will be deemed to be 6-month United States dollar LIBOR as determined on the immediately preceding London Banking Day. For purposes of determining whether 6-month United States dollar LIBOR is within the applicable LIBOR Range on any calendar day during the time period ranging from the seventh scheduled London Banking Day preceding the end of a Range Period through and including the last day of that Range Period, 6-month United States dollar LIBOR for each day during that time period will be deemed to be 6-month United States dollar LIBOR as determined on the seventh scheduled London Banking Day preceding the end of that Range Period.

A “Business Day” means any day other than a Saturday or a Sunday that is not a day on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to close.

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Call at the option of ML&Co.

We may call the Notes, in whole but not in part, for a cash payment equal to the Call Price on any interest payment date beginning on September     , 2005 through and including December     , 2011 (the day on which the call occurs, if any, being the “Call Date”) by giving notice to the trustee of the Notes at least ten Business Days prior to the Call Date. The notice to the trustee will specify the Call Date and the Call Price. The trustee will provide notice of the call election to the registered holders of the Notes, specifying the Call Date and Call Price. If we elect to exercise our call option, the Call Date and the Call Price will be disclosed to DTC, or its nominee, while the Notes are held by DTC as depositary. So long as DTC, or its nominee, is the registered holder of the Notes, notice of our election to exercise the call option will be forwarded as described in the section entitled “Description of Debt Securities—Book-Entry Notes” in the accompanying prospectus.

The “Call Price” will equal an amount per unit equal to $10 plus any accrued and unpaid interest to but excluding the Call Date. If the Call Date is not a Business Day, we will make the required payment of principal and interest on the following Business Day and no additional interest will accrue as a result of the delay.

Hypothetical interest payments

Set forth below are four examples of interest payment calculations that assume an interest rate per year of 6.25%, the midpoint of the expected range of 6.00% to 6.50%:

Example 1—6-month United States dollar LIBOR has remained within the applicable LIBOR Range on all 90 calendar days during the applicable Range Period:

Interest rate (per year) = 6.25% x (90/90) = 6.25%

Payment on the applicable interest payment date

(per unit) = $10 x 6.25% x (90/360) = $0.156

Example 2—6-month United States dollar LIBOR has been outside of the applicable LIBOR Range on 5 calendar days during the applicable Range Period:

Interest rate (per year) = 6.25% x (85/90) = 5.90%

Payment on the applicable interest payment date

(per unit) = $10 x 5.90% x (90/360) = $0.148

Example 3—6-month United States dollar LIBOR has been outside of the applicable LIBOR Range on 45 calendar days during the applicable Range Period:

Interest rate (per year) = 6.25% x (45/90) = 3.125%

Payment on the applicable interest payment date

(per unit) = $10 x 3.125% x (90/360) = $0.078

Example 4—6-month United States dollar LIBOR has been outside of the applicable LIBOR Range for the entire applicable Range Period:

Interest rate (per year) = 6.25% x (0/90) = 0%

Payment on the applicable interest payment date

(per unit) = $10 x 0% x (90/360) = $0

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 principal amount per unit, will be equal to the amount payable on the maturity date, calculated as though the date of acceleration were the stated maturity date of the Notes. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the $10 principal amount per unit plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether at the stated maturity date, a Call Date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the rate of         % per year, to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

HISTORICAL DATA ON LIBOR

The following graph sets forth the levels of 6-month United States dollar LIBOR on the last business day of each year from 1986 through 2004, as published by Bloomberg L.P. The historical performance of 6-month United States dollar LIBOR should not be taken as an indication of future performance, and no assurance can be given that the level of 6-month United States dollar LIBOR will not exceed the applicable LIBOR Range and thereby reduce the amount which may be payable to you on any interest payment date.

The following table sets forth the levels of 6-month United States dollar LIBOR at the end of each month in the period from January 2000 through February 2005. This historical data on 6-month United States dollar LIBOR is not necessarily indicative of the future performance of 6-month United States dollar LIBOR or what the value of the Notes may be. Any historical upward or downward trend in the level of 6-month United States dollar LIBOR during any period set forth below is not any indication that 6-month United States dollar LIBOR is more or less likely to increase or decrease at any time during the term of the Notes.

	2000	2001	2002	2003	2004	2005
January	6.2888	5.2625	2.0338	1.3488	1.2138	2.9600
February	6.3313	4.9075	2.0300	1.3400	1.1700	3.1600
March	6.5263	4.7100	2.3300	1.2313	1.1600
April	6.7313	4.3025	2.1200	1.2900	1.3800
May	7.1050	3.9800	2.0800	1.2138	1.5775
June	7.0000	3.9088	1.9563	1.1194	1.9400
July	6.8938	3.6888	1.8700	1.1463	1.9800
August	6.8300	3.4525	1.7950	1.1975	1.9900
September	6.7600	2.5225	1.7100	1.1800	2.1963
October	6.7200	2.1463	1.6000	1.2300	2.3125
November	6.6400	2.0300	1.4688	1.2588	2.6350
December	6.2038	1.9813	1.3800	1.2200	2.7806

The following graph sets forth the historical performance of 6-month United States dollar LIBOR presented in the preceding table. Past movements of the level of 6-month United States dollar LIBOR are not necessarily indicative of the future performance of 6-month United States dollar LIBOR. On March 7, 2005, 6-month United States dollar LIBOR was 3.2000.

UNITED STATES FEDERAL INCOME TAXATION

General

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, our counsel, as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, tax-exempt entities, persons holding Notes in a tax-deferred or tax-advantaged account, or persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

We do not address all of the tax consequences that may be relevant to an investor. In particular, we do not address:

•	the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of Notes;

•	the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of Notes;

•	persons who hold the Notes whose functional currency is not the United States dollar; or

•	any state, local or foreign tax consequences of the purchase, ownership or disposition of Notes.

Accordingly, you should consult your own tax advisor regarding the tax consequences of purchasing, owning and disposing of the Notes in light of your own circumstances.

A U.S. Holder is a beneficial owner of the Notes who or which is:

•	a citizen or individual resident of the United States, as defined in Section 7701(b) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code);

•	a corporation or partnership, including any entity treated as a corporation or partnership for United States federal income tax purposes, that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia unless, in the case of a partnership, Treasury regulations are enacted that provide otherwise;

•	an estate if its income is subject to United States federal income taxation regardless of its source; or

•	a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as a U.S. Holder prior to such date, may also be treated as U.S. Holders. A Non-U.S. Holder is a beneficial owner of Notes other than a U.S. Holder.

We urge prospective investors to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the Notes in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

Classification of the Notes

We have received an opinion from our counsel, Sidley Austin Brown & Wood LLP, that the Notes will be treated as indebtedness for United States federal income tax purposes. We intend to take the position that the Notes will be subject to the special Treasury regulations governing contingent payment debt instruments (which we refer to as the CPDI regulations).

Accrual of Interest on the Notes

Pursuant to the terms of the indenture, we and each holder of the Notes agree, for United States federal income tax purposes, to treat the Notes as debt instruments that are subject to the CPDI regulations. Pursuant to these regulations, U.S. Holders of the Notes will be required to accrue interest income on the Notes, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting.

The CPDI regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the Notes that equals:

(1)	the product of (i) the adjusted issue price (as defined below) of the Notes as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the Notes, adjusted for the length of the accrual period;

(2)	divided by the number of days in the accrual period; and

(3)	multiplied by the number of days during the accrual period that the U.S. Holder held the Notes.

A Note’s issue price is the first price to the public at which a substantial amount of the Notes is sold, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a Note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any projected payments, as defined below, scheduled to have been previously made with respect to the Notes.

Solely for purposes of applying the CPDI regulations to the Notes, ML&Co. has determined that the projected payment schedule for the Notes will consist of estimates of the quarterly interest payments on the Notes and a payment on the maturity date of the principal amount thereof. This represents an estimated yield on the Notes equal to     % per year, compounded quarterly.

The CPDI regulations require that we provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the Notes. This schedule must produce the comparable yield. U.S. Holders may obtain the comparable yield and the projected payment schedule by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038 or to corporatesecretary@exchange.ml.com.

For United States federal income tax purposes, a U.S. Holder must use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the Notes, unless such U.S. Holder timely discloses and justifies the use of other estimates to the Internal Revenue Service (“IRS”). A U.S. Holder that determines its own comparable yield or schedule of projected payments must also establish that our comparable yield or schedule of projected payments is unreasonable.

The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. Holder’s interest accruals and adjustments thereof in respect of the Notes for

United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the Notes.

Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

Adjustments to Interest Accruals on the Notes

If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the CPDI regulations equal to the amount of such excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property received in that year.

If a U.S. Holder receives in a taxable year actual payments with respect to the Notes for that taxable year that in the aggregate were less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the CPDI regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder’s interest income on the Notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder’s interest income on the Notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments.

Sale, Exchange or Redemption

Generally, the sale or exchange of a Note, or the redemption of a Note for cash, will result in taxable gain or loss to a U.S. Holder. The amount of gain or loss on a taxable sale, exchange or redemption will be equal to the difference between (a) the amount realized by the U.S. Holder on such sale, exchange or redemption, and (b) the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note on any date will generally be equal to the U.S. Holder’s original purchase price for the Note, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments, as defined above, previously made to the U.S. Holder through such date. Gain recognized upon a sale, exchange or redemption of a Note will generally be treated as ordinary interest income; any loss will generally be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the Note is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

The treatment of the Notes described above is not binding upon the IRS or the courts and no assurance can be given that the IRS will accept, or that a court will uphold, the tax treatment of the Notes described above.

If the CPDI Regulations do not apply to the Notes, other alternative United States federal tax treatments of the Notes could affect the timing and the character of the income or loss realized with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the United States federal income tax consequences of an investment in the Notes.

Treatment of Non-U.S. Holders

All payments on the Notes made to a Non-U.S. Holder, including any payment of quarterly interest, and any gain realized on a sale or exchange of the Notes (other than income or gain attributable to accrued interest payments), will be exempt from United States income or withholding tax, provided that: (i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, and is not a bank receiving interest described in section 881(c)(3)(A) of the Code; (ii) the statement requirement set forth in section 871(h) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below; and (iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

The statement requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a Note certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name, address and such other information as the form may require.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular United States federal income tax on interest and on any gain realized on the sale or exchange of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, such Non-U.S. Holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Backup Withholding Tax and Information Reporting

Payments of principal, premium, if any, and interest (including original issue discount) on, and the proceeds from a disposition of, the Notes may be subject to information reporting and United States federal backup withholding tax at the applicable statutory rate if the U.S. Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. A Non-U.S. Holder may be subject to United States backup withholding tax on payments on the Notes and the proceeds from a sale or other disposition of the Notes unless the Non-U.S. Holder complies with certification procedures to establish that it is not a United States person. Any amounts so withheld will be allowed as a credit against such holder’s United States federal income tax liability and may entitle a holder to a refund, provided the required information is timely furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the amount payable on each interest payment date and on the maturity date or Call Date.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The restated consolidated financial statements and the related restated financial statement schedule incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.’s Current Report on Form 8-K dated February 3, 2005 for the year ended December 26, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports dated March 1, 2004 (May 4, 2004 as to the effects of the restatement related to stock-based compensation described in Note 2 to the consolidated financial statements) (February 3, 2005 as to the effects of the restatement related to the accounting for certain retail account fees described in Note 2 to the consolidated financial statements) (which express unqualified opinions and which report on the consolidated financial statements includes explanatory paragraphs for the change in accounting method in 2002 for goodwill amortization to conform to Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, for the change in accounting method in 2004 for stock-based compensation to conform to SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, by retroactively restating its 2003, 2002 and 2001 consolidated financial statements, and for the restatement to correct the accounting for certain retail account fees), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the restated unaudited interim condensed consolidated financial information for the periods ended March 26, 2004 and March 28, 2003, June 25, 2004 and June 27, 2003 and September 24, 2004 and September 26, 2003 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports dated May 4, 2004 (February 3, 2005 as to the effects of the restatement related to the accounting for certain retail account fees described in Note 2 to the restated unaudited interim condensed consolidated financial statements), August 2, 2004 (February 3, 2005 as to the effects of the restatement related to the accounting for certain retail account fees described in Note 2 to the restated unaudited interim condensed consolidated financial statements) and November 1, 2004 (February 3, 2005 as to the effects of the restatement related to the accounting for certain retail account fees described in Note 2 to the restated unaudited interim condensed consolidated financial statements) included in Merrill Lynch & Co., Inc.’s Current Report on Form 8-K dated February 3, 2005 and incorporated by reference herein, they did not audit and they do not express opinions on that restated unaudited interim condensed consolidated financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the restated unaudited interim condensed consolidated financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Business Day	PS-10
Calculation Agent	PS-4
Call Date	PS-4
Call Price	PS-4
Fixed Percentage	PS-9
LIBOR Range	PS-4
Notes	PS-1
Range Period	PS-9
Variable Accrual Factor	PS-9

1,000,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Callable Range Accrual Notes

Linked to 6-Month United States Dollar LIBOR

due March     , 2012

(the “Notes”)

$10 principal amount per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

March     , 2005